SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013 (Report No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Ofer Tziperman
Chief Executive Officer

Date: May 20, 2013

Press Release

For Immediate Release

OTI Receives an Order for 30,000 NFC and Contactless Payment Readers to
be Deployed in North America for Use in the Retail Petroleum Market
- - -
 - Deliveries of all Units are Expected This Year

- OTI Designed a Custom-Built Antenna to fit the Customer’s Wide Range of Products

Rosh Pina, Israel, May 20, 2013 - - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced receipt of a blanket order for 30,000 of its Near Field Communication (NFC) and contactless payment readers for use in North America from a global leader of integrated technology solutions in the retail petroleum industry. OTI plans to deliver the entire order to its customer this year and expects additional revenues for providing support services to the customer. OTI expects to receive follow-on reader orders from this customer later this year.

OTI worked closely with the customer to create a custom-built antenna (hardware) and support the various contactless payment schemes (application) on the reader itself, ultimately providing the customer with an OEM kit to fit the customer’s wide range of products. OTI was chosen over its competitors for its proven ability to solve the customer’s specific needs based on its know-how and extensive intellectual property.

In addition to the major card associations’ contactless programs, OTI embedded the ISIS NFC SmartTap Reader Application on the custom-built OEM kit.

With its SCI OEM integrated solution and the Saturn outdoor and indoor line of readers, OTI  readers provide an easy, cost effective plug-and-play solution to support the migration toward contactless payment and NFC, necessary to support the increasing adoption of NFC payment technology across the world.

OTI’s NFC readers are certified by the world’s major credit card associations – including MasterCard, Visa, American Express Discover and Interac for their contactless programs. Also, OTI’s state of the art manufacturing facilities and products received the prestigious Terminal Quality Management (TQM) certification from MasterCard. The TQM scheme was created by MasterCard to ensure that the functionality of chip terminals, as certified during type approval testing by EMVCo, can be sustained throughout a manufacturing cycle.

OTI holds extensive intellectual property portfolio pertaining to NFC technology, including over 100 issued patents and pending patent applications encompassing product applications, software platforms, system and product architecture, product concepts and more in the fields of NFC, contactless payment, secure ID, petroleum and parking solutions.

“The relationship we established with this customer illustrates our expertise in NFC and contactless solutions as we were able to deliver a first-rate user experience to our customers,” said Ofer Tziperman, OTI’s CEO. “We see increased demand for NFC readers in North America, a trend which goes hand-in-hand with the market increasing early adoption of NFC.”

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure payment solutions, national ID solutions such as eID, driver license and passports, based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI’s solutions have been deployed around the world to address national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing and homeland security. OTI markets and supports its solutions through a global network of regional offices, distributors and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the deployment and actual delivery of the NFC contactless payment readers in the U.S. during the present year, or related to the expected revenues to be generated from the aforesaid order of OTI’s NFC contactless payment readers. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors which are or might be beyond the company’s control and which are further discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com